Filed by Chicago Bridge & Iron Company N.V.

(Commission File No.: 1-12815)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Form S-4 File No.: 333-222662

April 19, 2018

Tendering and Voting CB&I Shares in the Combination with McDermott – Actions Required

To all CB&I employees:

As you know, CB&I and McDermott International, Inc. have agreed to combine. When the transaction closes, which we anticipate to happen in Q2, all CB&I shares will convert into shares of McDermott common stock, at an exchange ratio of 2.47221 shares of McDermott common stock per CB&I share (subject to adjustment if McDermott completes a proposed reverse stock split).

If you hold CB&I shares—in your 401(k) plan or elsewhere—it is important that you know your options with respect to those shares. You should have received, in a separate mailing, certain documents filed with the SEC by CB&I and McDermott in connection with the proposed transaction, including exchange offer materials, proxy solicitation materials and a proxy card.

Exchange Offer

McDermott is conducting an exchange offer to effect the proposed transaction. You can elect to tender your shares of CB&I stock (including CB&I stock held in the CB&I 401(k) plan) into such offer if you choose to do so. Shareholders who tender their CB&I shares into the exchange offer will receive the merger consideration of 2.47221 shares of McDermott common stock per CB&I share (subject to adjustment as described above) if the merger is completed.

If you elect not to tender your shares into the exchange offer, and the transaction is completed, you will still receive the same consideration for your CB&I shares pursuant to a second-step merger and liquidation; however, the consideration in that alternative will be subject to Dutch dividend withholding tax. We encourage you to read the joint proxy statement/prospectus and the exchange offer materials that you have received, which include a more detailed description of the transaction, including the potential Dutch withholding tax. For those shares held in the 401(k) plan, the 401(k) plan will bear the costs of those taxes. For shares outside the 401(k), the shareholder will be responsible for the taxes.

How to tender your shares for the exchange

For CB&I shares held in a CB&I 401(k) plan, you will need to provide directions to Merrill Lynch by phone at 1-844-CBI-401k (1-844-224-4015) by 3:00 p.m. Eastern time on May 7, 2018. There is no fee associated with the decision to tender your CB&I shares held in a CB&I 401(k) plan.

Instructions on how to tender CB&I shares held outside of a CB&I 401(k) plan have been separately sent to you. Please contact MacKenzie Partners, the information agent for the exchange offer, if you need assistance. You can reach MacKenzie Partners at:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Toll-free: (800) 322-2885

Collect: (212) 929-5500

Voting

The CB&I Management Board and Supervisory Board recommend that CB&I shareholders vote “FOR” each of the proposals to be considered at the upcoming special general meeting of CB&I shareholders.

If you wish to vote in favor of the transaction, you must vote your shares in accordance with the instructions you have received. Tendering your shares into the exchange offer will not automatically vote your shares in connection with the proposals to be considered at the upcoming special general meeting of CB&I shareholders, and the transaction cannot be completed unless the required CB&I shareholder approval is obtained.

How to vote your shares

If you hold your shares “of record” (in your own name)

To vote via internet, go to www.proxyvote.com. You may use the internet to transmit your voting instructions up until 11:59 P.M. Eastern time on May 1, 2018. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

To vote by phone, call 1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern time on May 1, 2018. Have your proxy card in hand when you call and then follow the instructions.

To vote by mail, mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Proxy cards that are mailed must be received by Broadridge no later than 11:59 P.M. Eastern time on May 1, 2018.

In addition to the options above, if you are a shareholder of record registered in the CB&I share register, you may vote your shares in person by attending the CB&I Special General Meeting.

If you are a beneficial owner of shares (held through a brokerage account or other nominee)

If you are the beneficial owner of shares, but not the holder of record, you should refer to the instructions provided by your broker or nominee for further information. The broker or nominee that holds your shares has the authority to vote them, absent your approval, only as to matters for which they have discretionary authority under the applicable NYSE rules. None of the proposals for the CB&I Special General Meeting are considered routine matters. This means that brokers or nominees may not vote your shares with respect to those matters if they have not been given specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker or nominee.

Blackout Period

As previously communicated, a blackout period with regard to the CB&I stock portion of the CB&I 401(k) plans will take effect beginning on May 7, 2018 (or, if you call Merrill Lynch and inform them of your decision to tender some or all of the CB&I shares in your 401(k) plan account in the exchange offer, the blackout period will go into that effect on that earlier date).

If you vote but do not instruct Merrill Lynch to tender your shares in the exchange offer, the Blackout Period will not activate until you instruct Merrill Lynch to tender your shares in the exchange offer or May 7, whichever is earlier.

Who to Contact for Questions

If you have any questions regarding tendering or voting, please contact Innisfree at:

Innisfree M&A Incorporated

501 Madison Avenue

New York, New York 10022

Toll-free: (877) 825-8971

Collect: (212) 750-5833

Forward-Looking Statements

CB&I cautions that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of CB&I or McDermott, including after the proposed business combination with McDermott. These forward-looking statements include, among other things, statements about the timing and completion of the combination. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the approvals necessary to complete the proposed combination on the anticipated timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets; the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications; actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the U.S. Securities and Exchange Commission (the “SEC”), including their respective annual reports on Form 10-K for the year ended December 31, 2017. This communication reflects the views of CB&I’s management as of the date hereof. Except to the extent required by applicable law, CB&I undertakes no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC that includes (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. The Registration Statement was declared effective by the SEC on March 29, 2018. McDermott and CB&I have mailed the definitive joint proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I. In addition, McDermott and McDermott Technology, B.V. have filed a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and CB&I has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The solicitation and offer to purchase shares of CB&I’s common stock is only being made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors are able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 8, 2018. Information regarding the officers and directors of CB&I is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 22, 2018. Additional information regarding the persons who may be deemed participants and their interests is set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.